Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
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jgoldberger@kcsa.com / yrose@kcsa.com

Cascal Chairman Adrian White Outlines Strategic Vision

•	Expansion initiatives include entry into the US while supporting existing momentum in Latin America, China, Europe and other key markets

•	Actively explore core business acquisitions and partnerships in response to continuing global demand for water services

•	Increase emphasis on desalination and other leading technology solutions

London, U.K., August 18, 2009 - Cascal N.V. (NYSE: HOO), a leading provider of water and wastewater services in seven countries, today shared highlights of the strategic vision of its recently elected Chairman of the Board of Directors, Adrian E. White, whose vision includes expanding into new markets through a combination of partnerships and acquisitions and broadening of the Company’s core capabilities. Specific initiatives would be executed in conjunction with the Biwater Group, one of the leading water and wastewater engineering and construction companies in the world, serving millions of people in over 40 countries.

“Building on the experience, commitment and strength of Cascal’s management team, under the leadership of CEO Stephane Richer, I am confident in the Company’s ability to scale its operations in response to the world’s continuing demand for traditional and alternative water solutions. We are extraordinarily well-positioned to take advantage of existing relationships to rapidly broaden our core capabilities and build additional global momentum,” said Adrian White.

White outlined several specific points associated with his view of Cascal’s future:

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Consider the establishment of offices in the United States to further explore opportunities in Cascal’s core business in the US and in the Caribbean.  This would be done in conjunction with Biwater’s existing US offices to minimize expenses and capitalize on their relationship, whereby Biwater would undertake construction risk while Cascal would undertake ownership via equity investment and assumption of long term operating and maintenance contracts.

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This type of relationship is being considered for extension into the desalination market where Biwater AEWT of Monrovia, CA has the largest installed membrane capacity in the US, and maintains strong relationships with key consulting engineers worldwide.

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Consider expanding Cascal’s market by increasing its focus on developing capital efficient long-term contracts, such as operations and maintenance, non-revenue water reduction and other cost reduction contracts.   These are complementary skills already utilized in most of its existing water companies.

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In addition to continuing to grow in its current markets, Cascal will focus on expanding its operations based on increasing demand for leak detection, tariff optimization and water asset management, especially in markets already being served by Biwater.

“Cascal’s management team has executed admirably within the context of the most challenging economic environment in recent history,” Mr. White continued. “Cascal is ideally positioned to grow having substantially met all major targets, added attractive new businesses in China, Chile and South Africa and virtually tripled EBITDA in non-UK segments over the last three fiscal years. With continued planning, quality execution and strong governance, particularly with increased emphasis on business development, I am confident the Company will continue to deliver profitable growth and steady returns for our shareholders.”

Mr. White concluded, “We have developed core expertise in asset management, operations, non-revenue water reduction, and financing solutions with the aim of identifying ways to minimize costs for customers and ensure equitable and secure 24-hour access to drinking water and wastewater services.  As a shareholder and now Board member, I recognize the need to grow profitably and to set and meet ambitious and realistic financial targets while protecting the integrity of the balance sheet.   I am committed to working with management to achieve these goals and look forward to years of continued success.”

About Cascal N.V.

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, China, South Africa, Chile, Indonesia, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4.3 million.

Learn more at www.cascal.co.uk

About Biwater Group

Biwater Plc provides water and wastewater treatment services worldwide. Its services include water and wastewater treatment plant, membrane technology and desalination, consultancy, package plants and products, as well as infrastructure development and construction. The company was founded in 1968 as Biwater Treatment Company and changed its name to Biwater, Ltd. in 1985, then changed its name to Biwater Plc in 1997. Biwater Plc is headquartered in Dorking, the United Kingdom, with operations in 40 countries.

Learn more at www.biwater.com

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2009, filed with the SEC on July 1,2009. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.